Property Solutions Acquisition Corp.

654 Madison Avenue, Suite 1009

New York, NY 10065

May 28, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Geoffrey Kruczek, Staff Attorney

Asia Timmons-Pierce, Staff Attorney

Re:	Property Solutions Acquisition Corp. Registration Statement on Form S-4 Filed on April 5, 2021 File No. 333-255027

Ladies and Gentlemen:

This letter sets forth the responses of Property Solutions Acquisition Corp. (the “Company,” “PSAC,” “we,” “our” and “us”) to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 26, 2021 (the “Comment Letter”) relating to the Registration Statement on Form S-4 filed on April 5, 2021 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement (“Amendment No. 1”) which reflects these revisions and generally updates certain information in the Registration Statement.

The Company also considered the statement released on April 12, 2021 by John Coates, Acting Director of the Division of Corporation Finance, and Paul Munter, Acting Chief Accountant, entitled “Staff Statement on Accounting and Reporting Consideration for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the "Statement") In response to the Statement, the Company reassessed the accounting treatment for both Private Warrants and Public Warrants (“the Warrants”). Based on this assessment, we concluded that while the Private Warrants should be classified as liabilities on the Company’s balance sheet due to variability in the settlement amount depending on the warrant holder, the Public Warrants may remain classified as a component of equity. Applying ASC 480 and ASC 815, the Company concluded that due to various factors, including that (i) the warrant agreement governing the Public Warrants does not include the tender offer provision noted in the Statement that could require net cash settlement and (ii) all sources of variability in settlement of the Public Warrant are solely based on the Company's share price and are therefore indexed to the Company's own shares, that the criteria for equity classification were met. Because of the classification of the Private Warrants as liabilities, the Company amended our Annual Report on Form 10-K for the year ended December 31, 2020 to restate our 2020 financial statements and reflect the liability classification of the Private Warrants. The Company’s restated 2020 financial statements are included in Amendment No. 1.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the proxy statement/consent solicitation statement/prospectus included in Amendment No. 1 to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

May 28, 2021

Background of the Business Combination, page 79

1.	We note your revisions in response to prior comment 8. Please revise to identify the “competitive companies” mentioned on page 81 and how the factors you mention and considered relate to FF and to the proposed valuation. Also revise to identify the “recent initial public offerings” you considered and how that information relates to the valuation you proposed.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to identify the competitive companies and provide more detail regarding the valuation methodologies PSAC employed in the four paragraphs beginning with the sentence “PSAC and its advisors arrived at the proposed valuation for FF by using two methodologies: (i) an analysis of comparable public company multiples at the time of their initial public offering or initial business combination and (ii) utilization of a discounted implied future enterprise value based on 2025E EBITDA.” Please see page 83 of Amendment No. 1.

PSAC’s Board of Directors’, page 84

2.	We note your response to prior comment 11. Please expand the sixth bullet under this heading to discuss in greater detail the analysis and comparison mentioned. Also revise the disclosure on pages 87-88 to clarify the “comparable company analysis process” conducted.

Response: The Company has revised the Registration Statement in response to the Staff’s comment so that the sixth bullet states: Market Valuation of Comparable Companies. The PSAC board of directors determined that FF’s expected enterprise value/EBITDA/revenue multiples compare favorably to the public trading market valuations of electric vehicle manufacturers and battery companies which PSAC considers comparable (Canoo Inc., Fisker Inc., Lordstown Motors Corp., QuantumScape Corporation, Romeo Power, Inc., Tesla, Inc., Nio Inc., XPeng Inc. and Li Auto Inc.) as a result of a comparative analysis of certain operational and valuation metrics, including EV / Revenue, EV / EBITDA, Revenue CAGR and EBITDA margin, that showed that FF’s pro forma enterprise value was at a discount to most of its peers at the time of their initial public offering or announcement of their initial business combination;”. Please see page 88 of Amendment No. 1.

The Company has also revised the disclosure to clarify the “comparable company analysis process” as follows: “This comparable company analysis process is described above under the heading “Background of the Business Combination” and consisted of a comparative analysis of certain operational and valuation metrics, including EV / Revenue, EV / EBITDA, Revenue CAGR and EBITDA margin, of comparable publicly traded electric vehicle and battery companies (Canoo Inc., Fisker Inc., Lordstown Motors Corp., QuantumScape Corporation, Romeo Power, Inc., Tesla, Inc., Nio Inc., XPeng Inc. and Li Auto Inc.).” Please see page 92 of Amendment No. 1.

May 28, 2021

Key Financial Metrics, page 87

3.	Please expand your revisions in response to prior comment 10 to clarify the specific assumptions underlying the forecasts presented and how those assumptions relate to the financial information. For example, to what “future business decisions and conditions” are you referring and how do those decisions and conditions relate to the forecasts? Also explain the reasons underlying the “strong revenue forecast” and market share information presented.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 90 and 91 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 109

4.	Please update your assessment of the expected accounting treatment for the Earnout Shares on page 110. In addition, we note the disclosure that the unaudited pro forma condensed combined financial information does not reflect the earnout consideration effects because achievement of the earnout is uncertain; however, given that the earnout shares are part of the merger consideration, it is not clear to us why they would not be reflected in the pro forma financial statements, with a footnote explaining how estimated fair value was determined and, if liability accounting is required, a sensitivity analysis disclosing the potential impact of changes in the stock price on estimated fair value. Please clarify or revise.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 113 of Amendment No. 1. The Earnout Shares will be recognized at fair value upon the closing of the Business Combination and classified in stockholders’ equity since the Earnout is indexed to PSAC’s own stock and meets all requirements for equity classification per ASC 815-40, Contracts in Entity’s Own Equity. Because the Business Combination is accounted for as a reverse recapitalization, the issuance of the Earnout Shares will be treated as a deemed dividend and since FF does not have retained earnings, the issuance will be recorded within additional-paid-in-capital (“APIC”) and have a net nil impact on APIC.

The fair value of the Earnout Shares is approximately $268.7 million based on a valuation from a third-party valuation specialist using a Monte Carlo simulation with key inputs and assumptions such as stock price, term, dividend yield, risk-free rate, and volatility. The unaudited pro forma condensed combined financial statements do not reflect pro forma adjustments related to the recognition of the Earnout Shares because there is no net impact on stockholders’ equity on a pro forma combined basis. However, in response to the Staff’s comment, we will amend the disclosure in the footnotes to the unaudited pro forma condensed combined financial statements as follows (on page 113 of Amendment No. 1):

The Earnout Shares will be recognized at fair value upon the closing of the Business Combination and classified in stockholders’ equity. Because the Business Combination is accounted for as a reverse recapitalization, the issuance of the Earnout Shares will be treated as a deemed dividend and since FF does not have retained earnings, the issuance will be recorded within additional-paid-in-capital (“APIC”) and have a net nil impact on APIC. The fair value of the Earnout Shares is approximately $268.7 million based on a valuation from a third-party valuation specialist using a Monte Carlo simulation with key inputs and assumptions such as stock price, term, dividend yield, risk-free rate, and volatility. The unaudited pro forma condensed combined financial statements do not reflect pro forma adjustments related to the recognition of the Earnout Shares because there is no net impact on stockholders’ equity on a pro forma combined basis.

May 28, 2021

5.	Refer to page 113. Based on the adjustments related to the repayments and conversions of FF's Historical debt and liabilities, disclosed in Notes 3E and 3F, please explain how you determined no additional pro forma adjustments are necessary to FF's historical line items: change in fair value measurement of related party notes payable and notes payable; gain on extinguishment of related party notes payable, notes payable and vendor payables in trust; and other expense (foreign currency loss). If these historical line items are not related to the debt and liabilities being repaid and converted, please clarify that fact, if they are, please explain why you determined no additional pro forma adjustments are necessary.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 118 of Amendment No. 1. In response to the Staff’s comments, we have reassessed the impact of the repayments and conversions of FF's Historical debt and liabilities on FF's historical line items: change in fair value measurement of related party notes payable and notes payable; gain on extinguishment of related party notes payable, notes payable and vendor payables in trust; and other expense (foreign currency loss) and have determined that pro forma adjustments are necessary. The unaudited pro forma condensed combined financial statements for the year ended December 31, 2020 have been revised accordingly to reflect these adjustments, with footnotes (GG), (HH), (II), and (JJ) added on page 122 of Amendment No. 1.

(GG) Elimination of change in fair value measurement of related party notes payable and notes payable.

(HH) Elimination of change in fair value measurement of The9 Conditional Obligation.

(II)   Elimination of gain on extinguishment of related party notes payable, notes payable and vendor payables in trust, net.

(JJ) Elimination of change in foreign currency loss related to related party notes payable, notes payable, and vendor payables in trust from other expense.

6.	Please revise note 3 to address the following:

●	Revise (F) to disclose the number of shares being issued for the debt and liabilities being converted;

●	Revise (BB) to explain how you determined the adjustment to interest expense and clarify what debt and liabilities the remaining interest expense recorded in the pro forma statement of operations relates to; and

●	Revise (EE) and (FF) to disclose the numbers and terms of the equity awards being granted.

Response: In response to the Staff’s comments, we have made updates to footnotes (F), (BB), (EE), and (FF) in the unaudited pro forma condensed combined financial statements for the year ended December 31, 2020.

As it relates to Note (BB) to the unaudited pro forma condensed combined financial statements for the year ended December 31, 2020, the adjustment to interest expense was determined by summing the amount of interest expense related to the FF liabilities that are converting to equity or being repaid, and the amortization of notes payable issuance costs. Upon further review of this pro forma adjustment, the interest expense related to the vendor payables in trust of $7.7 million, which is converting to equity upon the closing of the Business Combination, was not originally included in the adjustment calculation. As such, the pro forma adjustment to interest expense as explained in Note (BB) has been revised to include $7.7 million of interest expense related to vendor payables in trust. The remaining interest expense in the Unaudited Pro Forma Condensed Combined Financial Information for the year ended December 31, 2020, relates to capital lease interest and interest related to accounts payable invoices.

May 28, 2021

In response to the Staff’s comments, we have revised the footnotes disclosures in the unaudited pro forma condensed combined financial statements as follows:

(F) Reflects the conversion of $647.5 million of FF liabilities into fully vested shares of PSAC common stock and the elimination of the unaccreted discount of approximately $1.6 million. The liabilities of FF as of March 31, 2021 which will convert to equity at the time of closing are comprised of the following:

•	related party notes payable of $257.2 million, net of approximately $0.4 million unaccredited discount which was expensed and recorded in accumulated deficit and the related accrued interest of $76.0 million;

•	notes payable of $155.8 million, net of $0.1 million of unaccreted discount which was expensed and recorded in accumulated deficit and the related accrued interest of $31.0 million;

•	vendor payables in trust of $111.6 million, net of $1.0 million of unaccreted discount which was expensed and recorded in accumulated deficit, and related accrued interest of $13.5 million; and

•	critical vendors of $2.3 million.

Using an estimated exchange ratio of 0.13625, the $647.5 million of FF liabilities will convert into approximately 58.4 million PSAC shares upon the consummation of the Qualified SPAC Merger.

(BB) Elimination of interest expense which is comprised of ‘third party’ interest expense relating to notes payable and the vendor trust, ‘debt issuance costs’ recorded in interest expense, and related party interest expense on FF liabilities converted to PSAC shares or paid down with cash at the closing of the Business Combination.

For the Three Months Ended March 31, 2021
Third Party Interest Expense	$13,397
Related Party Interest Expense	7,903
Debt Issuance Costs Recorded in Interest Expense	925
For the Year Ended December 31, 2021
Third Party Interest Expense	$23,482
Related Party Interest Expense	38,625
Debt Issuance Costs Recorded in Interest Expense	4,562

(EE) Reflects the expense of $6.9 million related to the issuance of new equity awards related to Riverside management fees. 690,000 Class A shares of PSAC were issued to Riverside in exchange for services as financial partner and advisor to PSAC at $10/share. This is a non-recurring item.

(FF) Reflects the expense of $16.1 million related to the issuance of new equity awards granted to employees upon consummation of the Business Combination. The new equity awards are fully vested and are intended to compensate employees for temporary reductions in salary that occurred prior to the Business Combination. The $16.1 million amount will convert at $10/share into Class A shares of PSAC resulting in the issuance of 1.61 million shares. This is a non-recurring item.

Please see pages 121 and 122 of Amendment No. 1.

Charter Proposals, page 119

7.	Please revise to state briefly the reasons for and the general effect of each proposed amendment to your charter.

Response: The Company has revised the Registration Statement in response to the Staff’s comment as follows:

In the judgment of PSAC’s board of directors, the PSAC charter proposals are desirable for the following reasons:

●	the name of the new public entity is desirable to reflect the Business Combination with FF and the combined business going forward;

●	the greater number of authorized number of shares of capital stock is desirable for PSAC to have sufficient shares to issue to the holders of FF’s stock in the Business Combination and have enough additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits and to issue upon exercise of the warrants;

May 28, 2021

●	the provision for the Class B common stock to be entitled to ten votes for each such share after such time as New FF has an average total equity market capitalization of at least $20 billion for a consecutive period of 20 trading days recognizes the investment that FF’s existing management and employees have made in FF and incentivizes FF’s management and employees to continue to grow New FF;

●	it is desirable to delete the provisions that relate to the operation of PSAC as a blank check company prior to the consummation of its initial business combination because they would not be applicable after the Business Combination (such as the obligation to dissolve and liquidate if a business combination is not consummated within a certain period of time);

●	the provisions authorizing New FF’s board of directors to issue preferred stock, rights, warrants and options without shareholder approval allow future equity awards to be made under the Incentive Plan after the closing, as well as grant flexibility for future issuances of preferred stock, rights, warrants and options determined by New FF’s board of directors to be in the best interests of New FF without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance; and

●	the addition to the new provision which permits only federal district courts to consider claims arising under the Securities Act is intended to assist the combined company in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter, as the ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims.

Please see page 125 of Amendment No. 1.

FF's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 174

8.	Please correct the inconsistency between the disclosures related to transaction costs in the third paragraph on page 176 with the disclosures in note 3(I) on page 117.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 184 of Amendment No. 1. The inconsistency between the disclosures has been corrected as follows (changes in italics):

Upon consummation of the Business Combination and the closing of the Private Placement, the most significant change in FF’s future reported financial position and results of operations is expected to be an estimated increase in cash (as compared to FF’s balance sheet as of March 31, 2021) of approximately $500.8 million, assuming maximum stockholder redemptions of 22,352,059 of the Public Shares, or $730.7 million, assuming no redemptions, including up to $795.0 million in gross proceeds from the Private Placement by the Subscription Investors. Total direct and incremental transaction costs of PSAC and FF are estimated at approximately $87.8 million, of which $63.0 million will be expensed as part of the Business Combination and the remaining $24.8 million will be recorded to additional-paid-in-capital as equity issuance costs.

May 28, 2021

9.	Refer to page 182. Please quantify and more fully disclose and discuss FF's current and long term liquidity requirements and priorities, including potential changes in those priorities based on the impact of changes in the amount of cash available to the post-combination company due to the amount of cash redemptions. In addition, given the disclosures throughout FF's discussion of results of operations that reduced expenses in 2020 were due to decreases in headcount and temporary salary reductions as a result of liquidity constraints, please disclose and discuss the extent to which material increases in historical operating expenses are expected in future periods.

Response: The Company has revised the Registration Statement in response to the Staff’s comment as follows:

FF management estimates that it will require approximately $2,100,000 in additional funding prior to achieving expected profitability and positive cash flow in 2024, of which approximately $450,000 will be needed over the next 12 months. Such funding will be utilized to execute FF’s business plan, which includes the initial launch of its FF 91 vehicle anticipated within 12 months after funding, followed by FF’s expected introduction of the FF 81 and FF 71 vehicles in 2023 and 2024 respectively. In accordance with its business plan, in order to launch the FF 91 vehicle and continue development of the FF 81 vehicle, during the first 12 months after the closing of the Business Combination, FF expects to spend a total of approximately $450,000 to bring its Hanford, California manufacturing facility to full commercial production, including completion of production and manufacturing tooling, execute its supply chain efforts, further its engineering, testing, certification and validation efforts and invest in sales and marketing and the infrastructure necessary to be a public company.

Since 2018, FF has implemented cost reduction initiatives including layoffs and temporary salary reductions. Following the closing of the Business Combination, FF plans on significant increases in operating expenses as noted above including full restoration of salary reductions and significant hiring efforts to execute the business plan. FF expects its headcount to approximately double within 12 months following the closing of the Business Combination.

FF expects to fund these capital requirements through a combination of future equity issuances as well as future issuances of debt. Approximately $700,000 of that funding is expected be achieved through the successful closing of the Business Combination, assuming no redemptions of PSAC’s Public Shares. To the extent there are redemptions of PSAC’s Public Shares, FF will adjust its operational plan to delay certain expenditures and/or raise additional debt or equity financing accordingly.

Please see pages 193 and 194 of Amendment No. 1.

May 28, 2021

10.	Refer to page 189. Please quantify and more fully discuss changes in FF's estimated fair value during the periods presented. Please also address any material differences between the valuations used to determine the fair values of recently granted options and warrants relative to the fair value implied by the current merger transaction.

Response: In response to the Staff’s comment, we will amend the disclosure in the footnotes to FF's Management's Discussion and Analysis of Financial Condition and Results of Operations as follows (see pages 203 and 204 of Amendment No. 1):

During 2019 and 2020, FF's estimated fair value of its Class A Ordinary Shares remained relatively consistent, fluctuating between $0.36 per share as of April 30, 2019 (“April 2019 valuation”), $0.346 per share as of March 31, 2020 (“March 2020 valuation”), and $0.391 per share as of January 20, 2021 (“January 2021 valuation”).

In order to estimate the fair value of FF’s Class A Ordinary Stock, FF engaged a third-party valuation specialist who utilized more than one valuation approach. The April 2019 valuation and March 2020 valuation were completed prior to the contemplation of the Business Combination as such, income and market approaches were utilized in estimating the fair value. The January 2021 valuation used a Hybrid Method, applying a probability-weighted expected return method (“PWERM”) to weight the indicated equity value determined under the option pricing model, income and market approaches for the scenario in which the Business Combination does not close, and the equity value implied by the planned Business Combination.

During 2019 and 2020, FF experienced financial hardship and was unable to satisfy its liabilities, including payables in vendor trust, notes payable, and related party notes payable. Further, given these financial hardships, FF was unable to successfully achieve its strategic plans, including completing its manufacturing facility in Hanford or generating revenues from the sale of FF 91, and therefore FF’s estimated fair value of Class A Ordinary Stock decreased slightly between 2019 and early 2020. Please refer to Key Factors Affecting Operating Results and Liquidity and Capital Resources and Going Concern within FF’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for further details on FF’s operations, capital resources, and going concern.

The slight increase in value between the March 2020 valuation and the January 2021 valuation was due to FF’s progress towards the Business Combination. During the latter half of 2020, FF started contemplating a SPAC merger and began taking the necessary steps to prepare for the Business Combination with PSAC. The necessary steps undertaken to prepare for the Business Combination included meeting with PSAC and investment bankers, discussing timing expectations, and negotiating the preliminary letter of intent between PSAC and FF. As FF’s ongoing negotiations related to the Business Combination reflected an increased likelihood of a near-term exit transaction and/or liquidity event, the valuation of FF’s equity as of the January 2021 valuation took into consideration the indicated equity value implied by the negotiations as well as the uncertainty inherent in the future key milestones including execution of the Merger Agreement and PSAC’s shareholder vote.

May 28, 2021

In response to the second half of the Staff’s comment, FF has prepared the following analysis to reconcile the fair values of recently granted options and warrants to the fair value implied by the Business Combination.

The fair value of FF’s equity implied by the terms of the Business Combination in the January 27, 2021 Merger Agreement is $1.36 per share (calculated as $10 multiplied by the current exchange ratio of 0.13625 as determined based on the terms of the Merger Agreement). As noted above, FF’s third-party valuation specialist estimated the fair value of its Class A Ordinary Shares to be $0.391 per share as of January 20, 2021, using a Hybrid Method which considered the probability of liquidity scenarios including the Business Combination not closing (75% probability) and the successful closing of the Business Combination (25% probability). FF determined that a 25% probability of closing the Business Combination was reasonable as of January 20, 2021 given the uncertainty of executing the Merger Agreement and successful completion of key milestones related to the Business Combination. Part of the consideration of the lower weighting of the probability of closing the Business Combination was the fact that FF had a letter of intent (“LOI”) with a previous SPAC that was cancelled in September 2020 prior to signing a letter of intent with PSAC on October 20, 2020 which added additional uncertainty to closing the Business Combination. Over time, the likelihood of the Business Combination scenario has increased as several key milestones were met: (1) on January 27, 2021, FF and PSAC executed the Merger Agreement, (2) on February 4, 2021, FF and PSAC confidentially submitted a Form S-4 with the SEC, and (3) on April 5, 2021, FF and PSAC publicly filed a Form S-4 with the SEC. FF considers the execution of the Merger Agreement with PSAC milestone to be the most significant factor in the determination of the probability of the successful closing of the Business Combination because the agreement represents a binding commitment between the two parties to execute the Business Combination

The achievement of these milestones toward the successful completion of the Business Combination is reflected in our January 28, 2021 valuation, which applies a 75% probability of the Business Combination closing and a 25% probability that the Business Combination does not close, and our April 20, 2021 valuation, which applies an 80% probability of the Business Combination closing and a 20% probability that the Business Combination does not close. The increase in this probability resulted in an increase in the concluded fair value of FF’s Class A Ordinary Shares to $0.883 as of the January 28, 2021 valuation date and $1.123 as of the April 20, 2021 valuation date. The remaining difference between the implied fair value of $1.36 and the concluded values of $0.883 as January 28, 2021 and $1.123 as of April 20, 2021 is due to the remaining uncertainty of whether the Business Combination will be completed, a discount for lack of marketability of our common stock as a private company, and a discount for the cost of equity during the time between the valuation date and the estimated close of the Business Combination.

May 28, 2021

The April 2019 valuation and March 2020 valuation, which range from $0.36 to $0.346, are in line with FF’s expectation that the fair value of the Class A Ordinary Shares is reasonable given the Business Combination had not been contemplated as well as the significant outstanding liabilities, low existing cash balances, and need for significant additional financing to continue its operations.

The fair value of FF’s Class A Ordinary Shares used as an input into the valuation models for all equity grants issued during 2019, 2020, and 2021 is consistent with the fair value of FF’s Class A Ordinary Shares per the completed third-party valuation specialist report closest to the grant date. FF does not believe that there are any significant business or operational drivers that would impact the fair value of the Class A Ordinary Shares between the April 2019 valuation and the March 2020 valuation. The total grant date fair value of all options granted during 2019 was $6.4 million, which is not material to FF’s consolidated financial statements, and given the Business Combination was not contemplated until the second half of 2020, FF does not believe that the fair value would be impacted. The fair values used as an input into the valuation models for the equity grants in 2021 ranged from $0.391 to $1.008, increasing as key milestones were completed. The total grant date fair value of all options granted so far during 2021 as of the date of this response letter was $6.3 million, which is not material to FF’s consolidated financial statements.

Given the timing laid out above regarding the execution of the LOI with PSAC and achievement of key milestones related to the Business Combination, FF noted that the implied value from the Business Combination was not known or knowable until Q4’2020 upon execution of the LOI. Thus, option grants issued during Q4’2020 and beyond could be impacted by the effects of the Business Combination on the fair value of the Class A Ordinary Shares. The implied value of FF’s Class A Ordinary Shares as a result of the Business Combination is $1.36 per share. FF performed a sensitivity analysis to determine the potential impact on the fair value of the granted options by using a fair value that is 50% higher than the January 20, 2021 valuation, resulting in a $0.59 fair value per share. Given the fact pattern discussed above, FF considers this stock price to be the upper bound of a reasonable range as of January 20, 2021 given the probability of the Business Combination closing. The grant date fair value of all equity awards granted in Q4 2020 was $2.8 million, which is not material to FF’s consolidated financial statements. If FF used the $0.59 per share value as an input into the option valuation model, the grant date fair value of these awards would have been $6.1 million, an increase of $3.3 million. The difference between these values is not material to FF’s consolidated financial statements.

In response to the Staff’s comment, FF has set forth in the table below the options granted by FF under its Equity Incentive Plan (“EIP”) and Special Talent Incentive Plan (“STI Plan”) during fiscal 2020 and 2021, along with the fair value of the underlying Class A Ordinary Shares as determined by the FF’s board of directors (the “Board”).

May 28, 2021

Date of Issuance	Type	Equity Awards Issued	Probability of Qualified SPAC Merger Used in Valuation	Fair Value of FF’s Class A Ordinary Shares (for grants, fair value used in valuation model)	Grant Date Fair Value (post forfeitures)
3/31/2020	Valuation Report - Class A Ordinary Shares		N/A	$0.346	N/A
4/8/2020	EIP	10,400,000		$0.346	$1,319,752
4/8/2020	STI Plan	20,000		$0.346	$3,113
4/29/2020	STI Plan	12,000,000		$0.346	$1,862,731
5/1/2020	EIP	325,000		$0.346	$36,768
5/20/2020	STI Plan	10,000,000		$0.346	$1,601,612
7/26/2020	EIP	46,001,346		$0.346	$3,461,026
7/26/2020	STI Plan	6,132,576		$0.346	$566,576
9/9/2020	Warrants	1,930,147		$0.38	$490,421
12/16/2020	EIP	29,799,331		$0.346	$2,446,365
12/31/2020	STI Plan	1,796,040		$0.346	$339,887
1/13/2021	Warrants	85,784		$0.391	$31,452
1/20/2021	Valuation Report - Class A Ordinary Shares		25%	$0.391	N/A
1/20/2021	EIP	16,045,750		$0.391	$1,084,092
1/22/2021	Warrants	270,220		$0.514	$131,230
1/26/2021	Warrants	694,853		$0.760	$505,098
1/27/2021	Key Milestone: Signed Merger Agreement
1/27/2021	STI Plan	2,827,695		$0.883	$1,740,616
1/27/2021	EIP	3,695,000		$0.883	$978,898
1/28/2021	Valuation Report - Class A Ordinary Shares		75%	$0.883	N/A
1/28/2021	Warrants	482,537		$0.883	$410,896
2/4/2021	Key Milestone: Confidential Submission of S-4
3/12/2021	Warrants	904,060		$1.008	$909,380
4/5/2021	Key Milestone: Public Filing of S-4
4/20/2021	Valuation Report - Class A Ordinary Shares		80%	$1.123	N/A

May 28, 2021

Summary of Significant Accounting Policies, Variable Interest Entity and Joint Venture, page F-10

11.	Please more fully explain the facts and circumstances related to and parties involved in the Equity Transfer Agreement and more fully address how and why the agreement resulted in LeSEE no longer being a VIE.

Response: In November 2017, as part of a broader corporate reorganization, and to facilitate third-party investment, the VIE structure was set up due to historical restrictions in the People’s Republic of China (the “PRC”) on foreign ownership and the ability of foreign-owned entities to obtain manufacturing licenses.

FF entered into a series of contractual arrangements (“VIE contractual arrangements”) with LeSEE and LeSEE Zhile Technology Co., Ltd. (“LeSEE Zhile”), a related party of FF, to enable FF to exercise effective control over LeSEE and its subsidiaries, to receive substantially all of the economic benefits of such entities, and to have an exclusive option to purchase all or part of the equity interests in LeSEE. Since FF obtained 100% of the profit and losses of LeSEE, LeSEE was consolidated by FF under the VIE guidance within ASC 810, Consolidation.

LeSEE is in the early stages of developing and producing electric vehicles for the Chinese market and consolidates an 80% owned subsidiary, LeSEE Automotive (Zhejiang) Co., Ltd. (“LeSEE Zhejiang”), resulting in a 20% noncontrolling interest. LeSEE Zhejiang held the land use rights in the city of Moganshan. On November 18, 2019, once the land use rights were cancelled and reverted to the government of Zhejiang, the Company purchased the 20% noncontrolling interest from the noncontrolling interest holder for $8,602 and the difference between the consideration paid and the related carrying value of the noncontrolling interest acquired of $3,049 was recorded in additional-paid-in-capital upon extinguishment of the noncontrolling interest.

With the historical restrictions in the PRC being lifted in January 2019 which resulted in the VIE structure no longer being necessary, the majority equity interest of LeSEE was transferred to FF during 2020 through the Equity Transfer Agreement entered into on August 5, 2020 between FF and LeSEE Zhile. After the transfer, LeSEE Zhile owns 1% of LeSEE and FF owns 99% of LeSEE, making LeSEE a majority-owned subsidiary of FF and no longer a VIE since LeSEE is consolidated through majority voting and equity interests. Note that once the noncontrolling interest was acquired in 2019, there were no additional financial statement impacts associated with the Equity Transfer Agreement.

In response to the Staff’s comments, we have revised the footnotes disclosures in the Registration Statement as follows (changes in italics):

In November 2017, as part of a broader corporate reorganization, and to facilitate third-party investment, the Company incorporated its top-level holding company, Smart King, Ltd., in the Cayman Islands to enable effective control over the Company’s Chinese operating entity, FF Hong Kong Holding Ltd., and its subsidiaries without direct equity ownership. The Company entered into a series of contractual arrangements (“VIE contractual arrangements”) with LeSEE and LeSEE Zhile Technology Co., Ltd. (“LeSEE Zhile”), a related party of the Company, to enable the Company to exercise effective control over LeSEE and its subsidiaries, to receive substantially all of the economic benefits of such entities, and to have an exclusive option to purchase all or part of the equity interests in LeSEE.

After the transfer, LeSEE Zhile owns 1% of LeSEE and the Company owns 99% of LeSEE, making LeSEE a majority-owned subsidiary of the Company and no longer a VIE since LeSEE is consolidated through majority voting and equity interests.

Please see page F-34 of Amendment No. 1.

May 28, 2021

Subsequent Events, page F-56

12.	We note your response to prior comment 21. Please revise the disclosures related to the Second Amendment to the Second Amended and Restated Note Agreement to also properly present the $85 million.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to present the amounts in the footnotes in thousands of dollars, except share and per share data. Please see page F-81 of Amendment No. 1.

Summary of Significant Accounting Policies, Cash and Marketable Securities Held in Trust Account, page F-68

13.	Please delete the inappropriate reference to December 31, 2019.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to delete the inappropriate reference to December 31, 2019. Please see page F-115 of Amendment No. 1.

Exhibits

14.	We note your revisions in response to prior comment 12 and Exhibit 8.1. If the disclosure beginning on page 103 represents the opinion of counsel, as indicated by your revisions, Exhibit 8.1 should state so directly and include counsel's consent to be named in the document. Also, if the tax consequences related to the exercise of redemption rights is uncertain or unclear, as continues to be indicated in your disclosure, please revise your disclosure beginning on page 31 to describe the risks to investors.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to include a new risk factor under the heading “Under certain circumstances a redemption of a PSAC stockholder’s Public Shares may be treated as a corporate distribution subject to tax at regular ordinary income tax rates instead of the preferential tax rates that apply to qualified dividend income.” Please see page 69 of Amendment No. 1.

May 28, 2021

We hope the foregoing answers are responsive to your comments. Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

Property Solutions Acquisition Corp.

By:	/s/ Jordan Vogel
Name: Jordan Vogel
Title: Co-Chief Executive Officer

cc:	Aaron Feldman, Property Solutions Acquisition Corp.

Dr. Carsten Breitfeld, FF Intelligent Mobility Global Holdings Ltd.

Zvi Glasman, FF Intelligent Mobility Global Holdings Ltd.

Ryan J. Maierson, Latham & Watkins LLP

David S. Allinson, Latham & Watkins LLP

Vijay S. Sekhon, Sidley Austin LLP

Michael P. Heinz, Sidley Austin LLP